Filed by TAL International Group, Inc.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: TAL International Group, Inc.
Commission File No. 001-32638
Date: April 4, 2016

To all colleagues:

We would like to thank you all for your ongoing commitment, hard work and patience. We are very aware that waiting for the merger process to conclude has been stressful, especially when coupled with the very difficult market environment we face. We appreciate the way everyone has contributed to the integration effort when asked, and at the same time remained focused on their jobs while waiting for news.

We would like to share recent progress on the merger and provide an overall update on the project. We are also setting a date for when we will finalize some key decisions and provide more organizational clarity for the new Triton International.

S-4 Registration Statement and Merger Timing

Given that we have already received the required anti-trust approvals, the timing of the merger will likely be determined by when we can schedule the TAL shareholder vote. As described in our last note, the materials TAL will send to its shareholders to help them evaluate the transaction (the S-4 registration statement) have been filed with the United States Securities and Exchange Commission (“SEC”) and the SEC must declare the S-4 registration statement effective before the vote can be scheduled. We filed the first draft of the S-4 in December and we have since received two rounds of comments from the SEC.

Over the last few weeks we have been in the process of responding to the second round of the SEC’s comments and updating the financial information in the filing to include full year 2015 financial information for both companies. We filed an amended statement with the SEC on Friday afternoon. We are hopeful that this will enable us to schedule a shareholder vote and close the merger by the end of June.

The process of drafting the S-4 and completing the year-end financial audits continued to require an enormous effort from the Accounting and Finance teams of both companies. Thank you again for your extraordinary efforts.

IT Integration

We recently sent a note describing the selection of the IT systems for the new company. As we described, the systems platform for the new company will be a combination of Triton’s TriFleet fleet management system and TAL’s PeopleSoft accounting system.

The IT teams of both companies have kicked off the systems integration process, and we expect that both of them will be working on this project for an extended period of time. The success of the IT integration project is critical to our ability to effectively operate as one company, and will impact many other parts of the merger and overall integration. It is important that all of us do whatever we can to support this effort.

Organizational Plans

We identified the commercial leadership team for Triton International earlier this year, and they have subsequently been working both in small groups and in “all-hands” meetings to prepare for the merger. We have more recently started to work on integration planning for headquarters and support functions. This second part of the process has lagged behind the commercial organization planning since we waited for Systems and IT selection to be finalized, and we also did not want integration planning tasks to get in the way of the efforts to complete the S-4 registration statement and year-end financial audits.

Integration planning for the commercial organization has focused on four main tasks:

·      Building out the target organization structure for the new company and identifying staff for all levels of the new commercial organization.

·      Comparing key processes of each company and determining the optimal processes that will be used for the new company.

·      Identifying the key tasks the new company must do from Day One in order to operate effectively and to present one unified face to the market and our customers before our systems and organizations are fully integrated.

·      Developing a staffing and office transition plan.

The commercial leadership team has made considerable progress with these tasks. While we are still sorting through final details, we plan to have staffing plans for the commercial organization of the new company ready by the week of April 11th. This should allow us to provide clarity for most of our field staff about their roles in the new company. We should also be able to provide information about the target transition period for commercial staff that will not have a permanent position in the new company.

We will likely not have fully finalized staffing plans for headquarters and support functions by the week of April 11th. However, we expect to be in a position to communicate high level plans for where the major functions will be located, who the main leadership will be, and likely transition periods, by major function, for our headquarters and back office staff that will not have a role in the combined company. We expect to have fully developed staffing and transition plans for headquarters and back office staff by the end of April.

We understand how challenging, demanding and often uncomfortable the merger process has been over the last four months. We are about to enter one of the key phases of the merger process in the run up to Close, as the S-4 becomes effective and is then forwarded to TAL shareholders for approval. Once this approval has been given, it is expected that the Merger transaction can close shortly thereafter, and TIL will open its doors for business. We are very much looking forward to this eventuality, and until then, we shall with your help continue progressing the work that needs to be done in preparation.

Again, many thanks for all your hard work, diligence and patience.

Best wishes, Brian and Simon.

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, the proposed transaction between Triton and TAL International, the estimated or anticipated future results and benefits of Triton and TAL International following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL International management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL International’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL International operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL International operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL International’s management team; the ability of the parties to successfully close the proposed transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL International; uncertainty as to the long-term value of Triton International Limited (“Holdco”) common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of TAL International for the transaction, and those discussed in TAL International’s Annual Report on Form 10-K for the year ended December 31, 2015 under the heading “Risk Factors,” as updated from time to time by TAL International’s Quarterly Reports on Form 10-Q and other documents of TAL International on file with the Securities and Exchange Commission ("SEC") and in the registration statement on Form S-4 that was filed with the SEC by Holdco. There may be additional risks that neither Triton nor TAL International presently know or that Triton and TAL International currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL International’s expectations, plans or forecasts of future events and views as of the date of this communication. Triton and TAL anticipate that subsequent events and developments will cause Triton’s and TAL International’s assessments to change. However, while Triton and TAL International may elect to update these forward-looking statements at some point in the future, Triton and TAL International specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL International’s assessments as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

This communication is not a solicitation of a proxy from any stockholder of TAL International. In connection with the proposed transaction, Holdco has filed with the SEC a registration statement on Form S-4 that includes a preliminary prospectus of Holdco and also includes a preliminary proxy statement of TAL International. The SEC has not yet declared the registration statement effective. After it is declared effective, TAL International will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. You are able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary.

The respective directors and executive officers of Triton, TAL International and Holdco and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL International’s directors and executive officers is available in its proxy statement filed with the SEC on March 19, 2015. Other information regarding the participants in the proxy solicitation and their respective interests are included in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.